iPower Inc.

8798 9th Street

Rancho Cucamonga, CA 91730

September 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Kate Beukenkamp

Re:	iPower Inc.
Registration Statement on Form S-3
File No. 333-274665

Dear Ms. Beukenkamp:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iPower Inc., a Nevada corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:30 p.m. Eastern Time on September 29, 2023 or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Megan Penick, of Michelman & Robinson, LLP, at mpenick@mrllp.com or by telephone at 646-320-4104, with any questions and please notify us when this request for acceleration has been granted.

Sincerely,

By:	/s/ Chenlong Tan
Name:	Chenlong Tan
Title:	Chief Executive Officer

cc:	Megan J. Penick, Michelman & Robinson, LLP